                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            MEDE AMERICA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584067 10 2
                                 --------------
                                 (CUSIP Number)

                    W. MICHAEL LONG, CHIEF EXECUTIVE OFFICER
                            4600 PATRICK HENRY DRIVE
                              SANTA CLARA, CA 95054

                                 (408) 876-5000
                                 --------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 20, 1998
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   2   OF   12   PAGES
          ------------------                               -----    ------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Healtheon Corporation
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          00
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          NA
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

          STATE OF DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    N/A
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     6,817,616
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   N/A
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               N/A
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          6,295,769
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

          48.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

          CO
          ---------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   3   OF   12   PAGES
          ------------------                               -----    ------


ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D (the "Schedule 13D") relates to the common stock (the "Shares" or the "MedE Common Stock"), of MedE America Corporation, a Delaware corporation ("MedE"). The principal executive office of MedE is located at 90 Merrick Avenue, Suite 501, East Meadow, NY 11554.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(c) This Schedule 13D is filed by Healtheon Corporation, a Delaware corporation ("Healtheon"). The address of the principal business and principal office of Healtheon is 4600 Patrick Henry Drive, Santa Clara, CA 95054. Healtheon designs, develops and markets virtual healthcare networks.

        As a result of entering into the Voting Agreement described in Items 3 and 4 below, Healtheon may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of
        Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. Healtheon expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

        To the best knowledge of Healtheon, the name of each Stockholder, each Stockholder's resident address and the number of Shares owned by each Stockholder is set forth on the signature page to the Voting Agreement, a copy of which is included as Exhibit 2 to this Schedule 13D and which is incorporated herein in its entirety by reference.

        To the best of Healtheon's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of Healtheon, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in
        Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

        (d)-(e) During the last five years, neither Healtheon nor, to the best knowledge of Healtheon, any of the executive officers or directors of Healtheon, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   4   OF   12   PAGES
          ------------------                               -----    ------


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Healtheon entered into an Agreement and Plan of Reorganization dated as of April 20, 1999 by and among Healtheon, Merc Acquisition Corp., a Delaware corporation and newly-formed wholly owned direct subsidiary of Healtheon ("Sub"), and MedE (the "Merger Agreement"), providing for the merger (the "Merger") of Sub with and into MedE with MedE as the surviving corporation. Pursuant to the Merger Agreement, each outstanding Share will be converted into the right to receive 0.6593 shares of common stock of Healtheon, subject to a price collar and a termination right. If the ten-day average closing stock price of Healtheon on the second trading day prior to MedE's stockholder vote (the "Meeting Price") is greater than $63.70, then the exchange ratio may be adjusted to $42.00 divided by the Meeting Price at MedE's election. If the Meeting Price is less than $38.68, then the exchange ratio may be adjusted to $25.50 divided by the Meeting Price at Healtheon's election. If either MedE or Healtheon elects not to adjust the exchange ratio, then the other party may terminate the Merger Agreement. The Merger is subject to the approval of the Merger Agreement by MedE's stockholders, any other required regulatory approvals and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        As an inducement for Healtheon to enter into the Merger Agreement and in consideration thereof, certain investment funds affiliated with each of Welsh, Carson, Anderson & Stowe ("WCAS") and William Blair & Co., L.L.C. ("Blair") (collectively, the "Stockholders"), entered into a Voting Agreement (the "Voting Agreement"), dated as of April 20, 1999, with Healtheon and in doing so, each has irrevocably appointed Healtheon as its lawful attorney and proxy. Such proxy gives Healtheon the limited right to vote the shares held by each Stockholder (including shares issuable upon exercise of outstanding warrants to purchase Common Stock) on all matters related to the Merger. Healtheon did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

        References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this
        Item 3 in their entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION.

        (a)-(j) The information set forth, or incorporated by reference, in Item 3 is hereby incorporated herein by reference.

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   5   OF   12   PAGES
          ------------------                               -----    ------


        Pursuant to the Voting Agreement, the Stockholders have agreed to vote all of the Shares beneficially owned by them in favor of the approval and adoption of the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of MedE Common Stock held by each Stockholder are set forth on the signature page to the Voting Agreement which is incorporated herein by reference.

        The purpose of the Voting Agreement is to facilitate consummation of the Merger.

        Upon consummation of the Merger as contemplated by the Merger Agreement,
        (a) Sub will be merged into MedE, (b) the Board of Directors of MedE will be replaced by the Board of Directors of Sub, (c) the Certificate of Incorporation and Bylaws of MedE will be replaced by the Certificate of Incorporation and Bylaws of Sub, (d) the Shares will cease to be authorized for listing on the Nasdaq National Market and (e) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        References to, and descriptions of, the Merger Agreement and the Voting Agreement, respectively, as set forth above in this Item 4, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5. INTEREST IN SECURITIES OF MEDE.

        The number of Shares covered by the Voting Agreement is 6,295,769 (including 84,050 shares subject to warrants held by the Stockholders, which are exercisable within 60 days of April 20, 1999), which constitutes approximately 48.1% of MedE Common Stock, based on the number of Shares outstanding on April 20, 1999, as represented by MedE in the Merger Agreement. Based on the number of Shares outstanding on April 20, 1999 and the number of Shares held by WCAS and Blair, as represented by MedE, WCAS (including Shares held of record by Welsh, Carson, Anderson & Stowe V, L.P., Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Information Partners L.P. and WCAS Capital Partners II, L.P., each of which Healtheon understands, based solely on information supplied by MedE, is controlled by WCAS) and Blair (including Shares held by William Blair Capital Partners V, L.P. and William Blair Leveraged Capital Fund, Limited Partnership, each of which Healtheon understands, based solely on information supplied by MedE, is controlled by Blair), beneficially own approximately 41.4% and 6.8%, respectively, of the outstanding MedE Common Stock.

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   6   OF   12   PAGES
          ------------------                               -----    ------


        By virtue of the Voting Agreement, Healtheon may be deemed to share with the respective Stockholders the power to vote Shares subject to the Voting Agreement. However, Healtheon (i) is not entitled to any rights as a stockholder of MedE as to the Shares covered by the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of MedE Common Stock which are covered by the Voting Agreement. See the information in Item 2 with respect to the Stockholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

        (c) Other than as set forth in this Item 5(a)-(b), to the best of Healtheon's knowledge as of the date hereof (i) neither Healtheon nor any subsidiary or affiliate of Healtheon nor any of Healtheon's executive officers or directors, beneficially owns any shares of MedE Common Stock, and (ii) there have been no transactions in the shares of MedE Common Stock effected during the past 60 days by Healtheon, nor to the best of Healtheon's knowledge, by any subsidiary or affiliate of Healtheon or any of Healtheon's executive officers of directors.

        (d) Not applicable.

        (e) Not applicable.

        Reference to, and descriptions of, the Merger Agreement and Voting Agreement as set forth in this Item 5, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF MEDE.

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement and the Voting Agreement are included as Exhibits 1 and 2 , respectively, to this Schedule 13D. To the best of Healtheon's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person which respect to any securities to MedE.

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   7   OF   12   PAGES
          ------------------                               -----    ------


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1 Agreement and Plan of Reorganization, dated as of April 20, 1999 by and among Healtheon Corporation, Merc Acquisition Corp. and MedE America Corporation (without exhibits).

        2 Voting Agreement, dated as of April 20, 1999, by and among Healtheon Corporation and each of the parties identified on the signature pages thereto.

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   8   OF   12   PAGES
          ------------------                               -----    ------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 1999

                                       HEALTHEON CORPORATION


                                       By: /s/ Jack Dennison
                                           -------------------------------------
                                           Jack Dennison,
                                           Vice President and General Counsel

CUSIP NO. 584067 10 2             SCHEDULE 13D        PAGE   8   OF   12   PAGES
          ------------------                               -----    ------


                                   Schedule A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            BRODERBUND SOFTWARE, INC.


                                                    PRESENT PRINCIPAL OCCUPATION
            NAME AND TITLE                          INCLUDING NAME OF EMPLOYER
-------------------------------------------------   ----------------------------
James H. Clark                                      Healtheon Corporation
Chairman of the Board of Directors                  4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

W. Michael Long                                     Healtheon Corporation
Chief Executive Officer and Director                4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Michael K. Hoover                                   Healtheon Corporation
President and Director                              4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Steve Curd                                          Healtheon Corporation
Vice President and Chief Operating Officer          4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Steve Smith                                         Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Mark Bailey                                         Healtheon Corporation
Vice President, Business Development                4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Kallen Chan                                         Healtheon Corporation
Corporate Controller                                4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Jack Dennison                                       Healtheon Corporation
Vice President and General Counsel                  4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Dennis Drislane                                     Healtheon Corporation
Vice President, Customer and Network Services       4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Edward Fotsch, M.D.                                 Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Nancy Ham                                           Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

CUSIP NO. 584067 10 2             SCHEDULE 13D       PAGE   10   OF   12   PAGES
          ------------------                              ------    ------


                                                    PRESENT PRINCIPAL OCCUPATION
            NAME AND TITLE                          INCLUDING NAME OF EMPLOYER
-------------------------------------------------   ----------------------------
Krishna Kolluri                                     Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Matthew Moore                                       Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Pavan Nigam                                         Healtheon Corporation
Vice President and Chief Technology Officer         4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Charles Saunders, M.D.                              Healtheon Corporation
Vice President                                      4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

John L. Westermann III                              Healtheon Corporation
Vice President, Chief Financial Officer, Secretary  4600 Patrick Henry Drive
and Treasurer                                       Santa Clara, CA 95053

L. John Doerr                                       Kleiner Perkins Caufield & Byers
Director                                            2750 Sand Hill Road
                                                    Menlo Park, CA 94025

Thomas A. Jermoluk                                  Healtheon Corporation
Director                                            4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

C. Richard Kramlich                                 New Enterprise Associates, L.P.
Director                                            1119 St. Paul Street
                                                    Baltimore, MD 21202

CUSIP NO. 584067 10 2             SCHEDULE 13D       PAGE   11   OF   12   PAGES
          ------------------                              ------    ------


                                                    PRESENT PRINCIPAL OCCUPATION
            NAME AND TITLE                          INCLUDING NAME OF EMPLOYER
-------------------------------------------------   ----------------------------
William W. McGuire, M.D.                            UnitedHealth Group
Director                                            9900 Bren Road East
                                                    300 Opus Center
                                                    Minnetonka, MN 55343

P. E. Sadler                                        Healtheon Corporation
Director                                            4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Laura D'Andrea Tyson                                Healtheon Corporation
Director                                            4600 Patrick Henry Drive
                                                    Santa Clara, CA 95053

Tadataka Yamada, M. D.                              SmithKline Beecham Clinical Laboratories, Inc.
Director                                            1201 South Collegeville Road
                                                    Collegeville, PA 19426

CUSIP NO. 584067 10 2             SCHEDULE 13D       PAGE   12   OF   12   PAGES
          ------------------                              ------    ------


                                   Schedule B



                   STOCKHOLDER                                  SHARES BENEFICIALLY OWNED
---------------------------------------------------------       -------------------------
Welsh, Carson, Anderson & Stowe V, L.P.                                 2,514,786*
Welsh, Carson, Anderson & Stowe VI, L.P.                                2,462,851
WCAS Information Partners L.P.                                             59,223
WCAS Capital Partners II, L.P.                                            370,993
William Blair Capital Partners V, L.P.                                    589,239*
William Blair Leveraged Capital Fund, Limited Partnership                 298,677


------------

*Includes shares exercisable pursuant to warrants.

                                 EXHIBIT INDEX

        1 Agreement and Plan of Reorganization, dated as of April 20, 1999 by and among Healtheon Corporation, Merc Acquisition Corp. and MedE America Corporation (without exhibits).

        2 Voting Agreement, dated as of April 20, 1999, by and among Healtheon Corporation and each of the parties identified on the signature pages thereto.